Exhibit 99.1

NEWS RELEASE

Toronto, February 19, 2025

Triple Flag Announces Record 2024 Results Driven by Strong Growth at Northparkes and Cerro Lindo

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced its results for the fourth quarter and full year of 2024 and declared a dividend of US$0.055 per common share to be paid on March 14, 2025. All amounts are expressed in US dollars unless otherwise indicated.

“2024 marked Triple Flag’s 8th consecutive year of record GEOs, driving a nearly 40% year-over-year increase in operating cash flow per share,” stated Sheldon Vanderkooy, CEO. “We delivered in the upper half of our GEOs guidance for 2024 and reinvested our cash flows into accretive acquisitions to deliver compounding per share growth. We are also pleased to have entered into an agreement in December 2024 to acquire the Tres Quebradas royalty, gaining near-term cash flow exposure to a large, well-capitalized mining project operated by Zijin with a long life and significant exploration potential.”

“Our strong organic growth profile to 135,000 to 145,000 GEOs in 2029, progressive dividend, peer-leading insider ownership, as well as nearly $740 million in available liquidity for new deals should continue to drive shareholder value in the years to come.”

Q4 2024 and Full Year 2024 Financial Highlights

	Q4 2024	Q4 2023	FY2024	FY2023
Revenue	$74.2 million	$51.7 million	$269.0 million	$204.0 million
Gold Equivalent Ounces (“GEOs”)[1]	27,864	26,243	112,623	105,087
Operating Cash Flow	$63.5 million	$37.6 million	$213.5 million	$154.1 million
Net Earnings (Loss) (per share)	$41.3 million ($0.20)	$9.8 million ($0.05)	($23.1 million) (-$0.11)	$36.3 million ($0.18)
Adjusted Net Earnings[2] (per share)	$36.3 million ($0.18)	$17.8 million ($0.09)	$109.6 million ($0.54)	$66.6 million ($0.33)
Adjusted EBITDA[3]	$63.0 million	$41.0 million	$220.2 million	$158.5 million
Asset Margin[4]	92%	91%	92%	90%

GEOs by Commodity, Revenue by Commodity, and Financial Highlights Summary Table

	Three Months Ended December 31		Year Ended December 31
($ thousands except GEOs, Asset Margin and per share numbers)	2024	2023	2024	2023
GEOs[1]
Gold	17,272	14,997	70,774	61,251
Silver	10,381	9,883	40,862	38,983
Other	211	1,363	987	4,853
Total	27,864	26,243	112,623	105,087

Revenue
Gold	46,002	29,568	169,051	119,041
Silver	27,649	19,484	97,726	75,554
Other	562	2,687	2,214	9,429
Total	74,213	51,739	268,991	204,024
Net Earnings (Loss)	41,280	9,755	(23,084)	36,282
Net Earnings (Loss) per Share	0.20	0.05	(0.11)	0.18
Adjusted Net Earnings[2]	36,252	17,754	109,607	66,598
Adjusted Net Earnings per Share[2]	0.18	0.09	0.54	0.33
Operating Cash Flow	63,473	37,644	213,503	154,138
Operating Cash Flow per Share	0.32	0.19	1.06	0.77
Adjusted EBITDA[3]	62,980	41,017	220,200	158,541
Asset Margin[4]	92%	91%	92%	90%

Corporate Updates

•	Acquisition of Tres Quebradas royalty. Triple Flag announced in December 2024 that it entered into an agreement to acquire a 0.5% gross overriding revenue (“GOR”) royalty on the Tres Quebradas construction-stage lithium project from Lithium Royalty Corp. for total cash consideration of $28 million. Closing is expected in the first quarter of 2025. Refer to the December 19, 2024, press release on our website, Triple Flag to Acquire a Royalty on Tres Quebradas, for further details.

•	Quarterly Dividend Declared: Triple Flag’s Board of Directors declared a quarterly dividend of US$0.055 per common share that will be paid on March 14, 2025, to shareholders of record at the close of business on March 3, 2025.

•	Share Buyback Activity: Triple Flag renewed its normal course issuer bid (“NCIB”) during the fourth quarter of 2024 in accordance with a disciplined capital allocation strategy focused on balance sheet management, returns to shareholders and accretive growth opportunities. During the period from November 15, 2024, to November 14, 2025, Triple Flag is authorized to purchase up to 10,071,642 of its common shares (representing 5% of the Company’s issued and outstanding common shares at the time of the NCIB renewal). Since the NCIB renewal, Triple Flag bought back 539,000 shares in the open market for $8.7 million, of which 335,000 shares for $5.4 million was during the first quarter of 2025[1].

1 Up to February 18, 2025

•	Top ESG Risk Rating by Sustainalytics: Subsequent to quarter-end, Triple Flag’s ranking improved to first in ESG Risk Ratings by Morningstar Sustainalytics within the precious metals industry and precious metals mining sub-industry. Triple Flag’s top ranking is a testament to the commitment of our team and mining partners to ESG. Triple Flag is now ranked 39th out of more than 15,000 companies globally rated by Morningstar Sustainalytics.

2025 Guidance

In 2025, we expect stream sales and royalty revenue of 105,000 to 115,000 GEOs. 2025 guidance is based on public forecasts and other disclosure by the owners and operators of our assets and our assessment thereof.

At Northparkes, we continue to expect higher grade open pit ore from E31 and E31N to contribute to stream deliveries through 2025. These deposits are expected to be depleted during the year, as previously announced. Development of the sub-level cave (“SLC”) at E48 commenced in July 2024, with access to the first sub-level now substantially complete and commissioning expected to start in the third quarter of 2025. A concept study in 2024 included a gold grade of 0.41 g/t, with production from the E48 SLC expected to contribute to stream deliveries through the course of its ramp-up. The E48 SLC orebody currently has a mine life ending in 2034. A pre-feasibility study is expected to be completed in the first quarter of 2025.

2025 Guidance[1]
GEOs Sales[2]	105,000 to 115,000 GEOs
Depletion	$70 million to $80 million
General Administration Costs	$24 million to $25 million
Australian Cash Tax Rate[3]	~25%

1	Assumed commodity prices of $2,600/oz gold and $30.50/oz silver.
2	Refer to Endnote 1.
3	Australian Cash Taxes are payable for Triple Flag’s Australian royalty interests, specifically Fosterville, Beta Hunt, Stawell, and Henty.

Long-Term GEOs Outlook

We expect our business to deliver sales of 135,000 to 145,000 GEOs in 2029, representing a significant increase over current levels mainly driven by the following assumptions and operator guidance:

•	Northparkes – The development of the E48 SLC as described above.

•	Cerro Lindo – Pursuant to the stream agreement, a step-down in the stream rate from 65% to 25% starting in 2026.

•	ATO – Production from Phase 2. We expect the annual cap on our gold and silver streams to be fully effective in 2029.

•	Gunnison and Johnson Camp Mine – The ramp-up of Nuton operations at Johnson Camp Mine following production that is expected by the operator to start in the second half of 2025.

•	Development and exploration stage assets – In the medium to long term, revenue from Tres Quebradas (Zijin Mining Group Co., Ltd.), Koné (Montage Gold Corp.), Eskay Creek (Skeena Resources Limited), Gunnison and Johnson Camp Mine (Gunnison Copper Corp.), DeLamar (Integra Resources Corp.), South Railroad (Orla Mining Ltd.), Hope Bay (Agnico Eagle Mines Limited), Ana Paula (Heliostar Metals Ltd.), McCoy-Cove (i-80 Gold Corp.), and Fenn-Gib (Mayfair Gold Corp.).

The majority of GEOs expected in the 2029 outlook is derived from mines that are currently in production and supported by Mineral Reserve and Mineral Resource estimates. There exists further optionality above and beyond the 2029 outlook that is associated with exploration-stage projects that may be advanced to production during the interim period. Our 2029 outlook is based on metal price assumptions of $2,600/oz Au, $30.50/oz Ag and $4.00/lb Cu.

Quarterly Portfolio Updates

Australia:

•	Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q4 2024 were 7,313 GEOs compared to 6,738 GEOs in Q3 2024 and 3,339 GEOs in Q4 2023. We continue to expect higher grade open pit ore from E31 and E31N to contribute to stream deliveries through 2025. These deposits are expected to be depleted during the year, as previously announced.

Development of the SLC at E48 commenced in July 2024, with access to the first sub-level now substantially complete and commissioning expected to start in the third quarter of 2025. A concept study in 2024 included a gold grade of 0.41 g/t, with production from the E48 SLC expected to contribute to stream deliveries through the course of its ramp-up. The E48 SLC orebody currently has a mine life ending in 2034. A pre-feasibility study is expected to be completed in the first quarter of 2025.

First production from the E22 orebody is expected during Evolution Mining Limited’s fiscal year ending June 30, 2029, subject to the completion of economic studies and board approval, with a reserve grade of 0.37 g/t Au. A SLC hybrid option study for E22 is expected to be completed by June 30, 2025.

Additionally, exploration at the Major Tom deposit remains ongoing and has continued to deliver near-surface mineralized assays, including 89.0 meters grading 1.07% copper and 0.13 g/t gold. Major Tom is located within three kilometers of the processing plant. Work is progressing to determine whether a pit can be optimized at the deposit, which is expected to be completed in the second quarter of 2025.

•	Beta Hunt (3.25% GR and 1.5% NSR gold royalties): Royalties from Beta Hunt in Q4 2024 equated to 1,123 GEOs.

The expansion project to achieve consistent mine throughput at Beta Hunt of 2 million tonnes per annum continues to advance, with recent capital investment focused on upgrades to primary ventilation, mine pumping and water supply. Infill drill data completed across the Western Flanks and A-Zone is also being incorporated into an updated resource model. Westgold Resources Limited continues to expect the mine expansion project at Beta Hunt to deliver increased productivity in 2025 and beyond.

Drills continue to turn at the Fletcher Zone, a significant discovery at Beta Hunt that is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine, 300 meters to the west. Western Flanks is currently the primary source of gold ore for Beta Hunt.

•	Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q4 2024 equated to 947 GEOs. In February 2025, Agnico Eagle Mines Limited (“Agnico Eagle”) released an updated three-year outlook. The operator now expects Fosterville to produce between 140,000 to 160,000 ounces of gold in each of 2025, 2026 and 2027. Agnico Eagle also announced that an initial assessment has demonstrated the potential to increase production at Fosterville to an average of approximately 175,000 ounces of gold per year, with a ramp-up in performance potentially starting in 2027. Technical evaluations and drilling are ongoing to evaluate this potential.

Year-over-year, mineral reserves at Fosterville remained relatively consistent at approximately 1.65 million ounces grading 5.37 g/t Aui. Agnico Eagle expects to spend $26.3 million in exploration drilling at Lower Phoenix, Robbins Hill and new targets totaling over 84,300 meters in 2025.

i Reserves and resources as of December 31, 2024. Refer to the February 13, 2025, press release from Agnico Eagle for further details, “AGNICO EAGLE PROVIDES AN UPDATE ON 2024 EXPLORATION RESULTS AND 2025 EXPLORATION PLANS – MINERAL RESERVES INCREASE 1% YEAR-OVER-YEAR TO 54.3 MOZ; UPDATED MINERAL RESERVES OF 2.8 MOZ DECLARED AT UPPER BEAVER; INFERRED MINERAL RESOURCES INCREASE 9%”

Latin America:

•	Cerro Lindo (65% silver stream): Cerro Lindo continued its strong year-to-date performance during the fourth quarter with sales of 7,088 GEOs. For full year 2024, GEOs from Cerro Lindo increased by 24% year-over-year due to improved operational performance, primarily driven by higher grades and enhanced plant efficiency. Ongoing exploration at Cerro Lindo is mainly focused on extending the mineralization of near-mine targets known as Orebodies 8B, 8C, 9 and 6a, as well as the Patahuasi Millay target located within Triple Flag’s stream area.

Pursuant to the stream agreement, we continue to expect a step-down in the stream rate from 65% to 25% starting in 2026.

•	Buriticá (100% silver stream, fixed ratio to gold): Sales from Buriticá in Q4 2024 were 2,402 GEOs. Throughout 2024, activities by illegal miners continued to weigh on operations at Buriticá, including underground confrontations. On January 20, 2025, the operator announced that it restarted gold production after an attack by an armed group of illegal miners. The attack, which targeted a substation, temporarily halted operations, but did not result in any injuries.

Despite the ongoing presence of illegal miners, Buriticá was able to maintain overall steady operations throughout 2024. The operator continues to engage closely with the surrounding community on illegal mining with support from national institutions, including the National Police of Colombia.

•	Camino Rojo (2.0% NSR gold royalty on oxides): Royalties from Camino Rojo in Q4 2024 equated to 890 GEOs. Orla Mining Ltd. (“Orla”) announced that Camino Rojo produced a record of 136,748 ounces of gold in 2024. As a result, Orla achieved its improved full year 2024 production guidance of 130,000 to 140,000 ounces of gold, as well as a 19% beat versus the midpoint of initial production guidance of 110,000 to 120,000 ounces.

Preliminary operator guidance for 2025 at Camino Rojo is 110,000 to 120,000 ounces of gold.

•	Ana Paula (2.0% NSR gold and silver royalty): In January 2025, Heliostar Metals Ltd. (“Heliostar”) announced the continuation of drilling and technical trade-off studies at its Ana Paula underground development project in Mexico. Heliostar plans to complete a feasibility study on Ana Paula by the end of 2025 to allow for a construction decision shortly thereafter.

North America:

•	Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q4 2024 equated to 641 GEOs. In January 2025, Alamos Gold Inc. (“Alamos”) released 2025 production guidance of 175,000 to 190,000 ounces of gold, with 2026 and 2027 production guidance of 180,000 to 195,000 ounces of gold for each year.

As of December 31, 2024, Alamos estimates a mine life of approximately 14 years for Young-Davidson based on current underground mining rates. Notably, Young-Davidson has maintained a Mineral Reserve life of at least 13 years since 2011, reflecting ongoing exploration success. Alamos expects to spend $11 million on exploration at Young-Davidson in 2025. The deposit remains open at depth and to the west, with the current program focused on expanding the new style of higher-grade gold mineralization zones within the hanging wall. These zones are located close to existing infrastructure, demonstrating upside potential with grades well above the current reserve grade of 2.26 g/t Au.

•	Florida Canyon (3.0% NSR gold royalty): Royalties from Florida Canyon in Q4 2024 equated to 610 GEOs, with the asset achieving record annual gold production of 72,229 ounces in 2024. The previously announced acquisition of Florida Canyon Gold Inc. by Integra Resources Corp. (“Integra”) was completed in November 2024. Integra is advancing optimization studies on Florida Canyon with an outlook expected to be introduced in the first quarter of 2025, as well as a drill program focused to the north and south of the mine. According to the operator, minimal exploration work has been completed at Florida Canyon over the past twenty years.

•	Gunnison and Johnson Camp Mine (3.5% to 16.5% copper stream and 1.5% GR copper royalty): On May 15, 2024, Nuton LLC, a Rio Tinto venture, announced that it elected to proceed to Stage 2 of a two-stage work program on the use of copper heap leach technologies for primary sulphide mineralization at Gunnison Copper Corp.’s (“Gunnison Copper”) 100%-owned Johnson Camp Mine (“JCM”) in Arizona.

Triple Flag owns a 1.5% GR copper royalty on JCM, which is also within the coverage area of the Company’s separate oxide copper stream on the Gunnison property.

First Nuton copper production is expected by the operator in the second half of 2025. The site has an existing and fully operational SX-EW processing plant. Revenue from JCM will be used to pay back the costs of Stage 2 to Nuton and for the fulfillment of royalty and stream obligations, as well as other project costs.

In November 2024, Gunnison Copper released a PEA for a conventional open pit and heap leach operation at the Gunnison property. The project is designed to produce more than 2.7 billion pounds of copper cathode over an 18-year mine life. Permit amendments required for an open pit and heap leach operation at the Gunnison property are through the State of Arizona, with no federal nexus.

•	Eskay Creek (0.5% NSR gold and silver royalty): In December 2024, Skeena Resources Limited (“Skeena”) announced that it expects to submit an Environmental Assessment application for the 100%-owned fully financed Eskay Creek gold and silver project in the first quarter of 2025.

According to Skeena, first gold pour is on track for 2027 at Eskay Creek.

•	Hope Bay (1.0% NSR gold royalty): In February 2025, Agnico Eagle declared an initial indicated mineral resource at the Patch 7 zone of the Madrid deposit of 4.3 million tonnes grading 6.64 g/t Au containing 0.9 million ounces of gold following a successful 2024 exploration campaignii. The inferred resource at Patch 7 has also grown year-over-year to 4.4 million tonnes grading 5.40 g/t Au containing 0.8 million ounces of goldiii. The operator believes that the exploration program at Hope Bay demonstrates the potential for a larger production scenario at the asset, with an internal technical evaluation expected to be completed in the first half of 2026.

In consideration of the logistics of operations in Nunavut, Agnico Eagle is planning to invest $97 million in 2025 to upgrade existing infrastructure and advance site preparedness for a potential redevelopment, including the dismantling of the existing mill. A $20 million investment into an exploration ramp at Madrid has also been approved to facilitate infill and expansion drilling, and ultimately will be extended to Suluk and Patch 7. Separately, Agnico Eagle intends to spend approximately $41.9 million for 110,000 meters of drilling at Hope Bay in 2025.

•	McCoy-Cove (2.0% and 1.5% NSR gold and silver royalty, partial coverage): In February 2025, i-80 Gold Corp. (“i-80”) released a PEA for the 100%-owned Cove underground project located in Nevada. The project is currently designed to produce an average of 100,000 ounces of gold per year upon ramp-up over an eight-year mine life. Ore is slated to be processed at i-80’s Lone Tree autoclave or toll-milled at a roaster. Initial capital for the project is $157 million, benefitting from underground development work already completed, including a portal accessing the first deposit in the PEA mine sequence.

ii Reserves and resources as of December 31, 2024. Refer to the February 13, 2025, press release from Agnico Eagle for further details, “AGNICO EAGLE PROVIDES AN UPDATE ON 2024 EXPLORATION RESULTS AND 2025 EXPLORATION PLANS – MINERAL RESERVES INCREASE 1% YEAR-OVER-YEAR TO 54.3 MOZ; UPDATED MINERAL RESERVES OF 2.8 MOZ DECLARED AT UPPER BEAVER; INFERRED MINERAL RESOURCES INCREASE 9%”

iii Reserves and resources as of December 31, 2024. Refer to the February 13, 2025, press release from Agnico Eagle for further details, “AGNICO EAGLE PROVIDES AN UPDATE ON 2024 EXPLORATION RESULTS AND 2025 EXPLORATION PLANS – MINERAL RESERVES INCREASE 1% YEAR-OVER-YEAR TO 54.3 MOZ; UPDATED MINERAL RESERVES OF 2.8 MOZ DECLARED AT UPPER BEAVER; INFERRED MINERAL RESOURCES INCREASE 9%”

A feasibility study for Cove is expected to be released in the fourth quarter of 2025, which is anticipated to include infill drill work completed over the past two years. i-80 expects permitting to be completed by the end of 2027, with production commencing in 2029. Further exploration work is targeted to extend the mine life beyond eight years, including at the 2201 zone.

•	DeLamar (2.5% NSR gold and silver royalty, partial coverage): In early 2025, Integra announced that the updated feasibility study to incorporate historical stockpiles into the design of the 100%-owned DeLamar heap leach project in Idaho is expected to be completed in 2025.

•	Queensway (0.2% to 0.5% NSR gold royalty): In November 2024, New Found Gold Corp. (“New Found”) announced the initiation of work towards the completion of a maiden resource estimate and PEA for the 100%-owned Queensway project in Newfoundland by the second quarter of 2025. New Found is currently executing a 650,000 meter drill program at Queensway, which, to date, has delivered high-grade gold assays.

Rest of World:

•	Impala Bafokeng (70% gold stream): Sales from Impala Bafokeng in Q4 2024 were 1,546 GEOs. Development of the asset’s value driver, Styldrift, remains ongoing, with a steady ramp-up expected to deliver improved efficiencies given current market conditions. In 2024, Impala Platinum Holdings Limited (“Implats”) commenced a restructuring process at Impala Bafokeng to rationalize and optimize labor deployment across corporate and operational functions. The integration of processing facilities across the Western Limb operations of Impala Rustenburg and Impala Bafokeng has started, resulting in improved plant availability and recovery. Implats continues to expect monthly milled throughput of 230 thousand tonnes at Styldrift by the end of its 2027 fiscal year.

•	Agbaou (3.0% gold stream and 2.5% NSR gold royalty) and Bonikro (3.0% gold stream): Sales from our stream and royalty interests in Agbaou equated to 532 GEOs and 362 GEOs in Q4 2024, respectively. Sales from our stream interest in Bonikro equated to 862 GEOs in Q4 2024.

•	ATO (25% gold stream and 50% silver stream): Sales from the ATO streams in Q4 2024 were 372 GEOs. On March 15, 2024, Triple Flag entered into an agreement with Steppe Gold to acquire a prepaid gold interest. Under the terms of the agreement, the Company made a cash payment of $5 million to acquire the prepaid gold interest, which provides for the delivery of 2,650 ounces of gold by Steppe Gold.

On February 13, 2025, Triple Flag received the first delivery of 1,000 ounces of gold under the prepaid gold interest.

•	Koné (2.0% NSR gold royalty, partial coverage): In December 2024, Montage Gold Corp. (“Montage”) launched the construction of its Koné gold project in Côte d'Ivoire, with first gold pour expected in the second quarter of 2027. The engineering, procurement and construction management (“EPCM”) contract has been awarded to Lycopodium, who have significant experience in Cote d’Ivoire. This includes the completion of Fortuna Mining’s Séguéla project in 2023 and Endeavour Mining’s Lafigue project in 2024, both completed on time and on budget.

•	Prieska (0.8% GR royalty): An updated feasibility study for the fully permitted Prieska copper-zinc project in South Africa is expected to be completed during the first quarter of 2025.

Conference Call Details

A conference call and live webcast presentation will be held on February 20, 2025, starting at 9:00 a.m. ET (6:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one year following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/426306225

Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984, followed by # key

Replay (Until March 6):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984, followed by # key

About Triple Flag Precious Metals

Triple Flag is a precious metals streaming and royalty company. We offer financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 236 assets, including 17 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 30 producing mines and 206 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Qualified Person

James Lill, Director, Mining for Triple Flag and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to the Company’s annual and five-year guidance, operational and corporate developments for the Company, developments in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests, strengths, characteristics, the conduct of the conference call to discuss the financial results for the fourth quarter of 2024, and our assessments of, and expectations for, future periods (including, but not limited to, the long-term sales outlook for GEOs). In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk and Risk Management” in our management’s discussion and analysis in respect of the fourth quarter and full year of 2024 and the caption “Risk Factors” in our most recently filed annual information form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information:

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that are based on stream and related interests as well as royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS Accounting Standards measure:

	2024
($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	74,213	73,669	63,581	57,528
Average gold price per ounce	2,663	2,474	2,338	2,070
GEOs	27,864	29,773	27,192	27,794	112,623

	2023
($ thousands, except average gold price and GEOs information)	Q4	Q3	Q2	Q1	Year ended December 31
Revenue	51,739	49,425	52,591	50,269
Average gold price per ounce	1,971	1,928	1,976	1,890
GEOs	26,243	25,629	26,616	26,599	105,087

Endnote 2: Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

•	impairment charges and write-downs, including expected credit losses;
•	gain/loss on sale or disposition of assets/mineral interests;
•	foreign currency translation gains/losses;
•	increase/decrease in fair value of investments and prepaid gold interests;
•	non-recurring charges; and
•	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges and write-downs, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended		Year ended
	December 31		December 31
($ thousands, except share and per share information)	2024	2023	2024	2023
Net earnings (loss)	$41,280	$9,755	$(23,084)	$36,282
Impairment charges and expected credit losses[1]	—	8,749	148,034	36,830
Loss on disposal of mineral interests[2]	—	—	—	1,000
Foreign currency translation (gain) loss	(76)	(57)	(181)	218
(Increase) decrease in fair value of investments and prepaid gold interests	(7,249)	434	(12,775)	(1,467)
Income tax effect	2,297	(1,127)	(2,387)	(6,265)
Adjusted net earnings	$36,252	$17,754	$109,607	$66,598
Weighted average shares outstanding – basic	201,367,681	201,517,879	201,304,234	199,327,784
Net earnings (loss) per share	$0.20	$0.05	$(0.11)	$0.18
Adjusted net earnings per share	$0.18	$0.09	$0.54	$0.33

1.	Impairment charges and expected credit losses for year ended December 31, 2024, are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Moss stream and related interests. Impairment charges and expected credit losses for the three months and year ended December 31, 2023, are largely due to impairments taken on the Renard stream and related interests and the Beaufor royalty.
2.	Loss on disposal of mineral interests for the year ended December 31, 2023, represent the loss on the Eastern Borosi NSR due to a buyback exercised by the operator.

Endnote 3: Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense;
•	finance costs, net;
•	depletion and amortization;
•	impairment charges and write-downs, including expected credit losses;
•	gain/loss on sale or disposition of assets/mineral interests;
•	foreign currency translation gains/losses;
•	increase/decrease in fair value of investments and prepaid gold interests;
•	non-cash cost of sales related to prepaid gold interests and other; and
•	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs, net and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges and write-downs, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, non-cash cost of sales related to prepaid gold interests and other and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended		Year ended
	December 31		December 31
($ thousands)	2024	2023	2024	2023
Net earnings (loss)	$41,280	$9,755	$(23,084)	$36,282
Finance costs, net	901	1,005	5,073	4,122
Income tax expense	6,064	647	10,314	107
Depletion and amortization	19,271	16,721	75,900	65,477
Impairment charges and expected credit losses[1]	—	8,749	148,034	36,830
Loss on disposal of mineral interests[2]	—	—	—	1,000
Non-cash cost of sales related to prepaid gold interests and other	2,789	3,763	16,919	15,972
Foreign currency translation (gain) loss	(76)	(57)	(181)	218
(Increase) decrease in fair value of investments and prepaid gold interests	(7,249)	434	(12,775)	(1,467)
Adjusted EBITDA	$62,980	$41,017	$220,200	$158,541

1.	Impairment charges and expected credit losses for year ended December 31, 2024, are largely due to impairments taken on the Nevada Copper stream and related interests as well as impairments taken on the Moss stream and related interests. Impairment charges and expected credit losses for the three months and year ended December 31, 2023, are largely due to impairments taken on the Renard stream and related interests and the Beaufor royalty.

2.	Loss on disposal of mineral interests for the year ended December 31, 2023, represent the loss on the Eastern Borosi NSR due to a buyback exercised by the operator.

Endnote 4: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess the profitability of our metal sales and asset margin to evaluate our performance in increasing revenue and containing costs and to provide a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended		Year ended
	December 31		December 31
($ thousands except Gross profit margin and Asset margin)	2024	2023	2024	2023
Revenue	$74,213	$51,739	$268,991	$204,024
Less: Cost of sales	(27,829)	(25,292)	(113,781)	(101,948)
Gross profit	46,384	26,447	155,210	102,076
Gross profit margin	63%	51%	58%	50%
Gross profit	$46,384	$26,447	$155,210	$102,076
Add: Depletion	19,186	16,629	75,554	65,108
Add: Non-cash cost of sales related to prepaid gold interests and other	2,789	3,763	16,919	15,972
	68,359	46,839	247,683	183,156
Revenue	74,213	51,739	268,991	204,024
Asset margin	92%	91%	92%	90%